UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

30 Ha’Masger St.

Tel Aviv 6721117, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

Loan Agreement with Blackswan Technologies, Inc.

Hub Cyber Security Ltd. (the “Company”) entered into a Loan and Security Agreement on January 26, 2024 with Blackswan Technologies, Inc., a Delaware corporation (“BST”), with an effective date of December 4, 2023 (the “BST Loan Agreement”). Under the BST Loan Agreement, the Company may make, at its sole discretion, cash advances to BST, from time to time, until June 30, 2024, in an aggregate principal amount of up to $6,000,000.

The principal amounts the Company advances to BST under the BST Loan Agreement accrue interest at a fixed rate per annum equal to fifteen percent (15%) and are repayable on January 1, 2025, provided that BST has the right to prepay the any outstanding loan amounts upon at least two days prior notice. Upon the occurrence of certain customary events of default, any outstanding loan amounts are immediately repayable and overdue obligation will carry interest at a fixed rate per annum equal to eighteen percent (18%).

As a continuing security for the full and punctual payment and performance when due (whether at stated maturity, acceleration or otherwise) of BST’s obligations under the BST Loan Agreement, each of BST and its subsidiary, Blackswan Technologies Gmbh, a German company (“BST Germany”), granted the Company a first ranking fixed charge and pledge in all of the rights and interests of BST, BST Germany and their subsidiaries (i) under any agreements entered into by any of them following the effective date of the BST Loan Agreement and any rights to receive proceeds thereunder and (ii) in any intellectual property.

As of January 31, 2024, the Company has made cash advances in an aggregate amount of $1,022,820 to BST under the BST Loan Agreement.

The information in this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: February 2, 2024	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

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